UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ________________________________
SCHEDULE TO (RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
GENENTECH, INC. (Name of Subject Company (Issuer))

ROCHE INVESTMENTS USA INC. (Offeror)
an indirect wholly owned subsidiary of
ROCHE HOLDING LTD (Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities) ________________________________
368710406
(Cusip Number of Class of Securities)

Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Media Release

Basel, 30 January 2009

Roche intends to commence tender offer to acquire all shares of Genentech for
US$ 86.50 per share in cash

Roche announced today that it intends to commence a cash tender offer for all outstanding publicly-held shares of Genentech at US$ 86.50 per share. Roche, which currently owns 55.8% of the Genentech outstanding shares, expects to commence the tender offer within approximately two weeks.

The offer replaces the public proposal made by Roche on July 21, 2008 to acquire all of the publicly-held shares of Genentech at a price of US$ 89 per share in cash by means of a negotiated merger. After receiving Roche’s original proposal, the Board of Directors of Genentech, with the full support of Roche, created a special committee comprised of independent directors to consider and respond to the Roche proposal. On August 13, 2008, the special committee announced its rejection of Roche’s proposal. In light of the lack of progress towards an agreed transaction since then, Roche has now decided to make an offer directly to Genentech shareholders.

Commenting on the tender offer, Franz B. Humer, Chairman of the Roche Group, said: “We intend to create unrivaled benefits for our patients, employees and shareholders by combining Roche and Genentech. We are disappointed that the discussions over the last six months between Roche and the special committee of Genentech have not produced a negotiated agreement. We feel it is now time to give the Genentech minority shareholders the opportunity to decide on our offer. Especially in the current market environment the offer provides an opportunity for all public shareholders to achieve liquidity and to receive a fair price for all their shares.”

Severin Schwan, CEO of the Roche Group, said: “This offer does not change our initial plan on how we combine the two companies and operate the new entity. We have great respect for our colleagues at Genentech and we will take the necessary steps to nurture Genentech’s innovative and unique science-driven culture.”

F. Hoffmann-La Roche Ltd	4070 Basel	Corporate Communications	Tel. +41 61 688 88 88
	Switzerland	Roche Group Media Relations	Fax +41 61 688 27 75
www.roche.com

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Following the proposed combination, Genentech’s research and early development activities would operate as an independent unit within Roche from its existing campus in South San Francisco, retaining its talent and approach to discovering and progressing new molecules. Roche’s Pharma commercial operations in the U.S. would be moved from Nutley to Genentech’s site in South San Francisco. The combined company’s U.S. commercial operations in pharmaceuticals will reflect the Genentech name, leveraging the strong brand value of Genentech in the U.S. market.

Roche's Palo Alto Virology research and development activities will relocate to South San Francisco, while its Palo Alto Inflammation group will become part of Roche's Nutley, New Jersey research and development organization. Nutley will host two global Disease Biology Areas (Oncology and Inflammation) as well as key functions in Metabolism and will remain an important pillar for the U.S. and Roche's global organization. The structure of the combined company will allow for a diversity of approaches in research and early development, while also strengthening cross fertilization between the companies, leading to enhanced overall innovation within the Group.

Roche currently intends to make the offer conditional upon, among other things, (i) a non-waivable condition that holders of at least a majority of the outstanding publicly-held Genentech shares tender their shares in the offer and (ii) that Roche has obtained sufficient financing to purchase all outstanding publicly- held shares and all shares issuable upon exercise of outstanding options and to pay related fees and expenses. If following the consummation of the offer Roche owns 90% or more of the Genentech shares, Roche will seek to consummate a merger with Genentech.

Roche plans to finance the transaction by a combination of its own funds, commercial paper, bonds, as well as a traditional bank financing.

The commencement and completion of the tender offer does not require any approval by the special committee or the Genentech board, and Roche has not asked the special committee to approve the tender offer. The complete terms, conditions and other details of the Roche offer will be contained in materials filed with the U.S. Securities and Exchange Commission when the offer commences.

Greenhill & Co. is acting as financial advisor to Roche and Davis Polk & Wardwell is acting as legal counsel in connection with the tender offer.

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About Roche

Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2007 sales by the Pharmaceuticals Division totaled 36.8 billion Swiss francs, and the Diagnostics Division posted sales of 9.3 billion francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested over 8 billion Swiss francs in R&D in 2007. Worldwide, the Group employs about 80,000 people. Additional information is available on the Internet at www.roche.com.

Roche Group Media Relations

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

-	Daniel Piller (Head)

-	Alexander Klauser

-	Martina Rupp

-	Claudia Schmitt

Brunswick Group (for US media)

Phone: +1 -212 333 3810

-     Jennifer Lowney

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”, “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE, INCLUDING AMONG OTHERS: (1) PRICING AND PRODUCT INITIATIVES OF COMPETITORS; (2) LEGISLATIVE AND REGULATORY DEVELOPMENTS AND ECONOMIC CONDITIONS; (3) DELAY OR INABILITY IN OBTAINING REGULATORY APPROVALS OR BRINGING PRODUCTS TO MARKET; (4) DEVELOPMENTS IN FINANCIAL MARKET CONDITIONS, INCLUDING THE MARKET FOR ACQUISITION FINANCING AND OTHER CAPITAL MARKETS AND FLUCTUATIONS IN CURRENCY EXCHANGE RATES; (5) UNCERTAINTIES IN THE DISCOVERY, DEVELOPMENT OR MARKETING OF NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, INCLUDING WITHOUT LIMITATION NEGATIVE RESULTS OF CLINICAL TRIALS OR RESEARCH PROJECTS AND UNEXPECTED SIDE-EFFECTS OF PIPELINE OR

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MARKETED PRODUCTS; (6) INCREASED GOVERNMENT PRICING PRESSURES OR CHANGES IN THIRD PARTY REIMBURSEMENT RATES; (7) INTERRUPTIONS IN PRODUCTION; (8) LOSS OF OR INABILITY TO OBTAIN ADEQUATE PROTECTION FOR INTELLECTUAL PROPERTY RIGHTS; (9) LITIGATION; (10) POTENTIAL DIFFICULTIES IN INTEGRATING THE BUSINESSES OF GENENTECH AND ROCHE, AND THAT SOME OR ALL OF THE ANTICIPATED BENEFITS OF THE PROPOSED TRANSACTION MAY NOT BE REALIZED ON THE SCHEDULE CONTEMPLATED OR AT ALL; (11) THAT FUTURE DIVIDENDS ARE SUBJECT TO THE DISCRETION OF THE BOARD OF DIRECTORS OF ROCHE AND GENENTECH, AS APPLICABLE, AND A NUMBER OF OTHER FACTORS, SOME OF WHICH ARE BEYOND THE CONTROL OF ROCHE; (12) THE ABILITY OF ROCHE TO GENERATE CASH FLOW TO, AMONG OTHER THINGS, REPAY ACQUISITION-RELATED DEBT AS CURRENTLY CONTEMPLATED; (13) LOSS OF KEY EXECUTIVES OR OTHER EMPLOYEES; AND (14) ADVERSE PUBLICITY AND NEWS COVERAGE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER DESCRIBED IN THIS PRESS RELEASE HAS NOT YET COMMENCED, AND THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL GENENTECH COMMON STOCK. THE SOLICITATION AND OFFER TO BUY GENENTECH’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER.

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